

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
**Tel:** (604) 696-3000
**Fax:** (604) 696-3001

## GOLDCORP TO RELEASE 2017 FIRST QUARTER RESULTS ON APRIL 26TH; CONFERENCE CALL AND WEBCAST ON APRIL 27TH

**Vancouver, British Columbia, March 9, 2017 – GOLDCORP INC**. **(TSX: G, NYSE: GG)** will release 2017 first quarter results after the market close on Wednesday, April 26, 2017.

First Quarter 2017 Conference Call and Webcast details below:
Date:                           Thursday, April 27, 2017
Time:                           10:00 a.m. (PST)
Dial-in:                        800-355-4959 (toll-free); 416-340-2216 (outside Canada and the US)
Replay:                        800-408-3053 (toll-free); 905-694-9451 (outside Canada and the US)
Replay end date:       May 28, 2017
Replay Passcode:      Conference ID#:  2296992

A live and archived webcast will also be available at www.goldcorp.com.

### *About Goldcorp*
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

**For further information, please contact:**
INVESTOR CONTACT
Lynette Gould
Director, Investor Relations
(800) 567-6223
E-mail:  info@goldcorp.com

MEDIA CONTACT
Christine Marks
Director, Corporate Communications
Goldcorp Inc.
Telephone: (604) 696-3050
E-mail: media@goldcorp.com